UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FOXX DEVELOPMENT HOLDINGS INC.

Full Name of Registrant

Former Name if Applicable

13575 Barranca Parkway C106,

Address of Principal Executive Office (Street and Number)

Irvine, CA 92618

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Foxx Development Holdings Inc. (the "Company") has encountered a delay in assembling the information and finalizing its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended September 30, 2024, and is unable to complete such filing by the filing due date of November 14, 2024 without incurring undue hardship and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company endeavors to file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Joy Yi Hua	201	962-5550
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was formed as a Delaware corporation on November 13, 2023, under the name “Acri Capital Merger Sub I Inc.”

On September 26, 2024, a business combination (the “Business Combination”) by and among the Company, Acri Capital Acquisition Corporation, a Delaware corporation (“ACAC”), Foxx Development Inc., a Texas corporation (“Foxx”), and Acri Capital Merger Sub II Inc., a Delaware corporation (“Merger Sub”) was consummated, as provided pursuant to the terms of the business combination agreement (as amended, the “Business Combination Agreement”), by and among ACAC, Foxx, Merger Sub and the Company, dated February 18, 2024.

Pursuant to the Business Combination Agreement, on September 26, 2024, (x) ACAC merged with and into the Company, with the Company as the surviving corporation, (y) Foxx merged with and into Merger Sub, with Merger Sub as the surviving corporation. The Company changed its name to “Foxx Development Holdings Inc.”, and its common stock and warrants began trading on the Nasdaq Capital Market under the tickers “FOXX” and “FOXXW” on September 27, 2024.

While the legal acquirer in the Business Combination was ACAC, for financial accounting and reporting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”), Foxx was the accounting acquirer, and the Business Combination was accounted for as a “reverse recapitalization.” Accordingly, for the preparation of the financial statements of the Company for the quarter ended September 30, 2024, the assets, liabilities and results of operations of Foxx became the historical financial statements of the combined Company, and ACAC’s assets, liabilities, and results of operations were consolidated with Foxx beginning from the Closing on September 26, 2024. In addition, operations prior to the Business Combination would be presented as those of Foxx.

Thus, the Company anticipates that there may be certain significant changes in results of operations for the quarter ended on September 30, 2024, compared to the corresponding period ended September 30, 2023, which may be reflected in the financial results of the Company to be included in the Form 10-Q for the quarter ended September 30, 2024.

Foxx Development Holdings Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Joy Yi Hua
	Name:	Joy Yi Hua
	Title:	Chairwoman and CFO

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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